FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒      Form 40      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes       ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

Athens – 30 December 2016

National Bank of Greece S.A. (“NBG”) today entered into a definitive agreement with KBC Group (“KBC”) for the divestment to KBC of its 99.91% stake in its Bulgarian subsidiary United Bulgarian Bank A.D. (“UBB”) and its 100% stake in Interlease E.A.D. (the “Transaction”).

The agreed consideration for the Transaction amounts to €610 million. Before closing of the Transaction, UBB intends to make a €50 million dividend distribution to NBG, following approval of its Annual General Assembly. The purchase price represents a Transaction multiple of c. 1.1x P/BV(1), increasing NBG’s pro-forma Q3 2016 CET1 ratio by c.100bps(2).

The sale of UBB reaffirms NBG’s management commitment to the successful implementation of the Bank’s restructuring plan.

Leonidas Fragkiadakis, NBG CEO said: “After almost 15 years of successful presence in Bulgaria, NBG divests from UBB and Interlease to deliver on its commitment to the shareholders and the European Authorities. The Transaction further strengthens NBG’s position in terms of capital and liquidity, allowing for the redeployment of resources to support the Greek economic recovery. I am pleased that the new owner of UBB, KBC, a strong and reliable counter-party, will continue to grow and develop the bank, in line with its strategy to become a leader in the Bulgarian market.”

Closing of the transaction is subject to regulatory approval from the Bulgarian National Bank (“BNB”) and the Financial Supervision Commission of the Republic of Bulgaria (“FSC”), authorisation by the National Bank of Belgium (“NBB”) / the European Central Bank (“ECB”) and anti-trust approval.

Note 1: Based on the Book Value of 30.09.2016 pro-forma for total dividend distribution by UBB of €183 million

Note 2: Impact on CET 1 ratio as of 30.09.2016, pro-forma for the sale of Astir Palace and the repayment of CoCos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: December 30th, 2016
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: December 30th, 2016
Director, Financial Division